Delisting Determination,The Nasdaq Stock Market, LLC,
May 21, 2015, Life Partners Holdings Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Life Partners Holdings Inc. (the Company), effective at the opening of the trading session on June 1, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5110(b).
The Company was notified of the Staffs
determination on January 20, 2015. The Company appealed the determination to a Hearing Panel. On March 26,
2015, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on May 11, 2015.